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                                                               EXHIBIT 99(a)(10)
                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
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                                 INGERSOLL RAND

                                  MAY 12, 2000
                                 11:00 A.M. EDT



Coordinator Moderating today's call is Mr. Joseph Fimbianti. Mr. Fimbianti?

J. Fimbianti  Thank you, Joel. Good morning, everyone, and welcome to the
                  Ingersoll Rand conference call on our recently announced acquisition of Hussman International, the world's leading manufacturer of commercial refrigeration products. The press release on this transaction went out this morning, and I believe most of you have copies. The release has also been posted to our Web site.

                  I'd like to cover some housekeeping items now before we begin. This morning, concurrent with the phone-in conference call, we will be broadcasting the call through our public Web site. The PowerPoint slide presentation to augment this call is also on the public Web site, for those of you who have not received it by e-mail. To participate via the Web, go to www.ingersoll-rand.com, and select the Special Conference Call link on the right side of the screen and just follow the instructions. We will prompt you when to change the slides. Both the call and the presentation will be archived on our Web site.

         So if you would please go to slide No. 2, which is our Safe Harbor.
                  Before we begin, let me remind you that there will be forward-looking discussion this morning which is covered by our Safe Harbor statement. Please refer to form 10Q, dated March 30, 2000, for details on the factors that may influence results.

         I'd like to introduce the participants this morning on the call.
                  We have Herb Henkel, who's the Chairman, President and CEO of Ingersoll Rand; and David Devonshire, Executive Vice President and CFO. As far as the discussion format, we will start with the formal presentations by Herb Henkel and Dave Devonshire, and then we will have question and answer.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


         Now, if you would please go to slide No. 3, which will give you some of the highlights of the Hussman transaction, Herb Henkel will begin. Herb.

H. Henkel     Thank you, Joe, and good morning, everyone. Today we're proud to discuss our acquisition of Hussman International, the first major acquisition that we've accomplished as a part of the long-term strategic growth plan we shared with you previously. There are several reasons why this acquisition is a perfect fit within our strategic growth plan, and I'd like to highlight a few of them.

         First, the acquisition of Hussman, combined with our ThermoKing unit, will make IR a world leader in the climate control market. This transaction creates a one-stop resource in a $25 billion global cold chain for products and services used in the storage, transportation and retailing of food. Second, the acquisition meets all of our acquisition criteria. It will be immediately accretive to earnings in 2000. Third, we'll be able to realize significant synergies throughout our total climate control sector.

         It's important to note, the synergies are generated from this transaction; they're not exclusive to Hussman. They will be gained throughout the entire climate control sector. The sharing of resources will reduce the need for capital expenditures that would otherwise have been required for the global expansion of our climate control operation; and fourth, we expect to receive a return on invested capital of 15% from the transaction by 2004.

         You will recall that last November we presented our long-range plan for achieving key growth and profitability targets. We said this plan would be accomplished by a combination of organic growth and acquisitions; actually, half and half is what I told you. I'm pleased to say that the acquisition of Hussman will significantly contribute to our ability to reach our targets.

         Please go to slide 4. By now you know that we've reorganized IR in four distinct sectors, fully focused on the global markets that they serve. Moving away from our previous structure of product-driven businesses, our new structure reflects a major focus that's framed in terms of four global growth areas: climate control, industrial productivity, infrastructure development, and security and safety.

         Please go to slide 5. Today we're going to talk primarily about one of the global growth

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  markets, climate control, and our enhanced capabilities and opportunities in that market. Since 1997, we've served climate control through ThermoKing, which is the leader in transport refrigeration equipment.

         Slide 6, please. As you can see from this slide, before the acquisition of Hussman, in the climate control market we only participated in the movement of perishable goods as represented in the red box. However, the cold chain includes the entire process involved in taking perishable goods from harvest to the consumer. As a result, we have aggressively focused on the opportunity in the blue areas, the storage and display of perishable goods.

         Slide 7, please. And here is why: By regarding the entire cold chain as the market we serve, as opposed to just the transportation of perishable goods, we dramatically increased our market opportunity from five to $25 billion.

         Slide 8, please. Clearly, Hussman fits the requirement of our long-term strategy in the climate control market. It has leading products for the display case segment and for refrigerated warehousing and distribution. With Hussman, we will be able to provide our customers in stationary or transportation applications with one-stop shopping for their temperature control needs.

         Slide 9, please. Hussman is a world leader and global provider of refrigeration products and services. Sales were $1.3 billion in 1999. The company manufactures, sells, installs and services merchandising and refrigerator systems for the world's commercial food industry and retail outlets.

         Slide 10, please. Hussman's major worldwide markets include supermarkets, convenience stores and food retail warehouses.

         Move to slide 11, please. These markets represent significant long-term growth. For the past five years, there have been several significant growth drivers in the display case market. Supermarkets and convenience stores have accelerated their expansion by opening new stores, remodeling their facilities, modernizing their equipment; partially in response to increased competition from new store formats. Refrigerated display cases are being installed to address growing consumer demand for fresh, prepared and ready-to-eat products. The popularity of the home meal replacement trend is going to continue to accelerate growth.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


         Internet-enabled electronic grocers will also require Hussman commercial refrigeration equipment for the warehouses in order to serve this new segment. This trend also fits with ThermoKing, which will provide the equipment for home delivery of perishable and frozen goods.

                  In addition, more stringent federal and state environmental regulations on core product temperatures and sanitation are also going to fuel expansion and remodeling expenditures. Overall, display case refrigeration is expected to have an organic growth rate that's between 5% to 9%, due to ongoing grocery store consolidations and refurbishment.

         Slide 12, please. Hussman has historically been the leader in meeting customer needs in critical areas; first in product efficiency, which leads to low life-cycle costs. Most supermarkets operate on very tight margins, and energy related to total cooling costs is a major cost component. It's estimated that 4% of all energy consumed in the US is related to cooling foods. Other critical needs Hussman's products meet include reliability, advanced product features such as remote temperature monitoring, appealing merchandising units and flexibility of design, which is important to supermarkets and convenience store applications.

         Slide 13, please. Display cases are a major product line that serve supermarkets and convenience stores, including global and national chains as well as local retailers. Here are some pictures of the display case products. Hussman products are known for their visual appeal, an important point in merchandising, and solid energy-efficient technology.

         Slide 14, please. Hussman is a technology leader in centralized commercial refrigeration systems. These systems, which include multi-compressor, automatic flow control systems and electronic controls are generally located in the store's back room. In addition, Hussman makes systems for the large commercial industrial refrigeration market, and manufactures and installs walk-in and storage coolers and freezers used for bulk storage and the storage of non-display items. These commercial systems ensure the safe and efficient storage of food at consistent temperatures with a high degree of reliability.

         Slide 15, please. For convenience stores, Hussman provides a wide range of products, such as sandwich merchandisers, salad bars, ice cream displays, reach-in cases, and walk-in coolers.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


         Slide 16, please. Display cases represent the largest product grouping, accounting for approximately half of Hussman's total revenues. Refrigeration systems for stores and warehouses, about 25%. Installation and service make up the balance.

         Slide 17, please. This slide shows the geographic breakdown of sales, with about 71% of sales in North America; 16% in Europe; and 13% in the rest of the world.

         Slide 18, please. The company is located outside of St. Louis.
                  Hussman has 25 manufacturing facilities worldwide, nine of which are owned, 16 of which are leased. It also operates 55 service facilities, 39 of them owned; and there are 100 independent agents. As you can see, Hussman is a major worldwide player in the market. Hussman has operations worldwide, is the market leader in North America, and in the two largest markets in Latin America, Mexico and Brazil. It also has significant and growing positions in Europe and China.

                  The international markets represent a significant long-term growth opportunity, as countries develop infrastructures to meet their food distribution and preservation needs. Retailers in Mexico and other Latin American countries are expanding and remodeling their stores to compete with US and European chains entering the market.

         Slide 19, please. From 1997 to '99, Hussman sales have grown at a compound annual growth rate of almost 10%. Operating profit increased 18%, and they've had operating margins improve from 8.3% to 9.6%. We believe that through our corporate purchasing and cost reduction efforts, we will increase these margins to 15% by 2004.

         Slide 20, please. In summary, the acquisition of Hussman is consistent with our strategy in the climate control segment to expand beyond transportation, to include stationary refrigeration. The purchase of Hussman places us in the leadership position in North America where we have the No. 1 market share in the transport and the stationary food refrigeration markets. We also have a strong platform to grow, and quickly expanding overseas markets. Hussman's service network will also give us the ability to go beyond the equipment business. Our customers, mainly food retailers, can now have a single source of transport and stationary refrigeration.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


         Now I'd like to turn the presentation over to Dave Devonshire, who will review the financial aspects of the transaction.

D. Devonshire Thank you, Herb. The total purchase price for the transaction was $1.83 billion, which includes the assumption of about $275 million of debt. We recognize that this is the full purchase price; however, as noted earlier, Hussman provides key strategic opportunities for our growth in the climate control market.

         Next slide, please. We expect to realize cumulative operating synergies of more than $100 million by 2003 from the combined operations of Hussman and ThermoKing. We have only built in about $13 million in savings for 2000. These synergies will come from cost savings from material purchases, rationalizing manufacturing facilities, and rationalizing overhead, logistics, R&D, etc. These synergies will be realized by the total climate control sector, which will have annual sales of about $2.8 billion, which I emphasize includes both Hussman and ThermoKing.

         Hussman's worldwide manufacturing assets will also allow ThermoKing to grow in markets like Mexico, Brazil and Spain, with minimal capital expenditures. We expect the transaction to contribute $.02 to $.05 to the 2000 EPS. This is based on about $8.3 million of synergies after tax, offset by about $20 million of goodwill amortization, and $35.1 million of after-tax interest expense. We also expect at least $.15 of additional earnings per share in 2001 as a result of this transaction.

         As a note, Hussman's earnings are usually back-end loaded, with about two thirds of annual earnings occurring in the second half of the year. Our earnings forecast for the second half of 2000 is based on Hussman's earnings of approximately $.98 per share, or $.04 per share above the current street estimate of $.94. However, our forecast is about $.13 below the current Hussman internal management forecast of $1.11 per share for the last two quarters of 2000, so we do have some upside potential.

         Slide 24, please. The transaction will temporarily take our debt to total capital to 56%. After we complete the Dresser Rand and IDP transactions, the ratio will fall to about 48%. We expect the debt to capital ratio to be about 43% by year-end 2000. Because of our strong cash flow generation capability, both of the rating agencies are leaning towards confirming our debt ratings.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


         Now I'd like to provide an update of our earnings expectation on slide 25 for 2000. The earnings for Hussman of $.02 to $.05 puts us in the $3.98 to $4.12 range, which is slightly above the range we reported during our first- quarter conference call. Now I'll turn the presentation back to Herb.

H. Henkel     Thanks, Dave. Please move to slide 26. As you can see,
                  the Hussman acquisition meets all the criteria we have set. It's accretive to earnings in the first full year. It earns a cost of capital in three years, and it achieves an ROIC of 15% by year five.

         Slide 27, please. Similarly, Hussman, including our derived synergies, fits our long-term goals in revenue growth, operating margins, earnings growth, working capital to sales, cash flow and return on invested capital.

         Slide 28, please. Hussman will not only increase our growth rate, but will also change the balance of IR operations. By 2001, climate control will be our second-largest sector, representing 29% of our revenues. With the Hussman acquisition, we have significantly improved our position in the growing global market sector while strengthening IR's position as a major diversified industrial company.

         Slide 29. In closing, we're extremely enthusiastic about this acquisition. Hussman perfectly fits our long-term strategy and our financial goals. Thank you.

         Please move to slide 30, and we will be pleased to take your questions.

J. Fimbianti  We will begin the question and answer. Please limit yourself to one question and a follow-up. We will attempt to answer all questions. Joel, if you'd like to give them the instructions.

Coordinator   Thank you, sir. If you would like to ask a question, please press *1 on your touch-tone phone. You'll be introduced prior to your question. To cancel your question, press *2. Once again, that's *1 to ask a question and *2 to cancel. One moment while the questions register.

         The first question comes from David Raso of Lehman Brothers.

D. Raso       Good morning, everybody.


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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


All           Good morning, David.

D. Raso       Good morning. I like the acquisition.  Obviously it fits
                  with the strategy. I'm just curious, though: Why the premium? It just seems like a little higher premium than I would have thought you would have had to pay. Can you take us through that? And the follow-up would be, the next news we're looking for is the Dresser Rand sale. The bids we were told were due May 15th, and obviously we are close to that date. Can you just give us an update?

H. Henkel     Well, let me address the first one, and I'll ask Dave to go through the other updates. When it comes to purchase price, you can be assured that I tried to negotiate as favorable a transaction for IR as is possible. And I'm sure, as you can imagine, you can also be assured that the existing board of directors of Hussman managed to negotiate for what they thought was the most favorable price they could achieve relative to the stock price. We came out with $29 as to meeting those two criteria. Ours, in the sense that I realize it's a full price. I also realize that it meets our acquisition criteria, and I think the board of directors of Hussman realized that it was a very, very fair transaction for their shareholders. So I think we accomplished the goal.

         We have had numerous opportunities for other acquisitions which were also, quote, highly priced; but we frankly did not have the synergies nor the strategic mix that we think we have on this one right here. So although I realize it is a, quote, high price relative to the existing stock price, I would tell you that I looked at this as being an opportunity for us to really make a significant addition; and as I said before, it does meet all of the criteria we had set out.

         And Dave, would you speak to the other one regarding Dresser Rand?

D. Devonshire Sure, I'd be glad to, Herb.  We still continue to expect to review and receive bids during the course of May, and to continue to negotiate during the course of May and June. I at this point don't expect to make - or we don't expect to make an announcement during the course of May, but the process does continue; we have parties that are definitely interested. And a couple of them have asked for some additional time to review and for due diligence. So the 15th is really a date that probably will move back a little, just because we're waiting to get all the information in from the various

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE

                  sources.

D. Raso But to be clear, are we still thinking early third quarter kind of time frame on the actual -

D. Devonshire Yes, that's correct.

H. Henkel     Yes, nothing has changed from the quarterly announcement we made two or three weeks ago, I guess it was.

D. Raso       Okay. And to quickly follow on that, any idea right now,
                  are we still thinking it's sold as one piece or separate pieces as the bids come in? Have you got a feel -

H. Henkel     We have both alternatives to explore, and that's part
                  of the problem. We actually have more than - let's just say there's more than one. And they involve the entire entity, and they involve pieces; so you can imagine, we're assessing what is the most attractive solution for us.

D. Raso       Thank you very much.

H. Henkel     Thank you.

Coordinator   The next question comes from David Bleustein of Paine Webber.

D. Bleustein  Good morning.

All           Good morning, Dave.

D. Bleustein  Where do you believe we are in the supermarket remodeling cycle?
                  And I guess how long do you believe the growth rates over the last few years are sustainable?

H. Henkel     We believe that the growth rate, as you saw in the numbers that we put forward on the chart, are sustainable in the three- to five-year horizon. I think once you get into the fourth and fifth year, it gets a little bit grayer; but we're very comfortable on the North American side for the next three-plus years. And then we see some significant upsides coming frankly in other parts of the world.
                  Hussman made an acquisition last year in Tosco over in Europe, and that is really just now starting to give them a significant uplift

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  as the Wal-Marts that are all over the world go into the UK.

D. Bleustein  And let me follow up by asking, how does Hussman do in an economic slowdown? How did they perform in the early nineties?

H. Henkel     The company, if you go back to the early nineties, was
                  frankly a very, very different company than it is today; so I would tell you that I didn't see a strong correlation. But if you do go back to that time, when I checked back in the early nineties period, I would tell you it was comparable to what we talked about with the ThermoKing type. It slowed down, but did not go negative.

D. Bleustein  All right. And do you know why Hussman's stock dropped so significantly in December?

H. Henkel     Yes. It was a fourth-quarter - let's do two parts to that,
                  Dave. Number one, as you saw, we talked at about two thirds of the earnings, just because of the construction cycles and the way that the customers place orders. Two thirds of the earnings happened in the second part of the year. And an earnings miss took place, or a forecasted miss was made, and at that time when that forecast was dropped, the stock was trading at about 181/2, and so it dropped back down into the $13 range. And since there is such a large proportion of the earnings in the back half of the year, frankly there hasn't been the kind of activity I think that would bring it back up to where it was beforehand.

D. Bleustein  All right. I'll let somebody else have a crack. Thanks a lot.

H. Henkel     Sure.

Coordinator   The next question comes from John Inch of Bear Stearns.

J. Inch       Good morning.

All           Good morning, John.

J. Inch       The cost savings on the manufacturing front, can we talk
                  a little bit more about that; and the progression to 2004. Do you expect that to be something of a linear progression in terms of your 15% margins?

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


H. Henkel     Yes; I think that when we looked at it, it - because remember, the margins we're talking about are both at Hussman as well as what goes on at ThermoKing.

J. Inch       Right.

H. Henkel     We actually see ThermoKing going up faster at the beginning as a result of them being able to leverage existing manufacturing capacities in Brazil and Mexico and so on.

J. Inch       Yes.

H. Henkel     And then we have more of a linear raise going forward, John, in the Hussman side.

J. Inch       And then would you, in terms of the - where the savings actually -
                  can we talk a little bit more about the savings themselves? Are you looking to potentially shutter some facilities around the world, or what is it about these facilities that leads you to believe that you can get the kind of cost savings out that you think you can?

H. Henkel     Well, there are really two elements of the manufacturing
                  cycle. One has to do with the raw materials. We have the exact same compressor component supplier. We have checked on the indented bills; we looked at our raw material cost per pound compared to theirs, and we found frankly there was between a 5% and 7% savings. They purchase approximately $650 million, so just extend that math if you would for me.

         We also know, John, that when we then take and leverage their volume in addition to what we have, we not only gain on the increment, but we gain on the entire base another few points. That piece is a - collectively between ThermoKing and Hussman, we wind up with 41 manufacturing locations. I think it would be fair to say that our assumption is that there are several that are in that will have some synergistic effects with the potential consolidations.

J. Inch       Okay.  Thank you.

H. Henkel     Sure.

Coordinator   The next question comes from Lisa Shalett of Sanford Bernstein.


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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


L. Shalett    Hi, guys.

All           Hi, Lisa.

L. Shalett    To follow up on Dave Bleustein's questions, I think one of the things that was also going on in the fourth quarter for Hussman was that they were exiting some low-margin contracting business in the UK. Could you just kind of explain what that was about and where we are with that, and whether or not it has any place in the forecast going forward?

H. Henkel     You are, as usual, correct. There was also activity where they were looking at service work that was not at attractive margins; and some of that activity was outsourced to third-party people instead of doing it themselves. That activity is behind us, and as we now look at going forward for this year, we have no longer that activity in front of us. So if you do a year-over-year comparison, when you look at the number we talked about for the $.98, the $1-plus range for the second half of the year, that is taking into account that the UK operation right now is looking better. Second, we now have Wal-Mart moving in with ten significant superstores, and that will give them some good upside as well. So there were volume issues; there was the service-related activity. Both of those are now I think doing better.

L. Shalett    Great. And then just as a follow-up, who do you perceive, if anyone, as Hussman's key competitors?

H. Henkel     Well, it's someone that we know a little bit about. There's a company up in Connecticut, it's called UTC. If you look at the Carrier part, they also have a piece called Tyler, and that is the alternative to Hussman and ThermoKing.

L. Shalett    Great. Thanks a lot, Herb.

H. Henkel     Sure.

Coordinator   The next question comes from Barry Bannister of Lake Mason.

B. Bannister  Yes, hi. By the way, isn't Hobart also a competitor?

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


H. Henkel     They have some equipment, but they are really more into equipment than they are a lot of the large display activity.

B. Bannister  Okay. Listen, on this one-stop shopping strategy, we go back in time - UTX and air conditioners and elevators and Dover when they had escalators and elevators, and American Standard with plumbing and air conditioning, nobody ever made that synergy thing work. I would think it's different purchasing managers who select the refrigerator packs for the truck and trailer versus the in-store displays, and I just don't see where the synergies are. Can you go through this whole strategic rationale?

H. Henkel     Well, there are - first of all, you are correct, there are different buyers that are involved in the transport side, and then there are those involved in the construction cycle part. Having said that, what I would suggest to you is that we can, however, now approach the customer with a solution, all the way from picking up the product at the manufacturing source, harvest site, all the way through. And we think that in doing so, we're able to go in to talk about reducing spoilage by being able to control and ensure quality all the way through that.

         You'll notice in our conversations we did not include a significant number of dollars, even in the dialogue relative to sales synergies. What we talked about were really more along the lines of manufacturing and operations synergies realized by being able to deal with this one customer.

B. Bannister  Okay. And on the subject of synergies, I look at slide 23, you've got $91 million of indicated net income in '01; $43 million of net savings. If I back out the taxes, you're implying an operating margin that's significantly above anything that either Hussman or similar companies have done. Where do you get that margin, and what is your margin calculation for what it would be before amortization and before the incremental interest expense on a standalone basis in '01.

H. Henkel     Well, I think we have to go back to - if you recall what we were very, very emphatic about is that the synergies apply to the full base of ThermoKing plus Hussman. On this, we're showing a Hussman pro forma, so the improvements you are seeing thereon reflect both the cost savings at ThermoKing plus the cost savings at Hussman. So it's really the sum of those two pieces; that's what makes the number look significantly higher than if it were just a plain standalone addition.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
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B. Bannister  Okay, so you're not taking anything - you're actually taking from the ThermoKing implied and putting it into the pro forma for Hussman to get these -

H. Henkel     Yes; let me give you an example. We had $5 million in the budget for the next 12 months that had to do with startup costs for an operation in Brazil. We do not have those startup costs because we already have an operation in Brazil, it's called Hussman. So that synergy, for instance, would wind up now within showing of the cost saving on this pro forma, and it benefits IR overall.

B. Bannister  Okay, I'll give the floor up.

Coordinator   The next question comes from Cliff Ransom of State Street
                  Research.

C. Ransom     A couple of quick questions, if I may, and bear with my
                  laryngitis, please. Was this an auction or a negotiated deal?

H. Henkel     It was a negotiated transaction.

C. Ransom     Is there a break-up fee involved?

H. Henkel     There is a contract that includes a break-up fee.

C. Ransom     Okay. Can you tell us roughly how it's constituted?

H. Henkel     Yes. It involves an amount, and the amount turns out to be
                  $58 million.

C. Ransom     All right, that ought to slow somebody down. And the last
                  nitty-gritty question is: In your page 23 assumption on interest expense, what is the implied interest rate?

D. Devonshire 7%. We're financing this with all short-term types of paper, including roughly half commercial paper and the other half will be extendible commercial notes.

C. Ransom     And what would your game plan be to take that out?

H. Henkel     The game plan really comes from, as we said, the divestiture proceeds from IDP

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                                                    MAY 12, 2000; 11:00 A.M. EDT
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                  and Dresser Rand. Takes most of it out. And then of course as we earn more and of course the continuous opportunity to manage our portfolio.

C. Ransom     Sorry, I had one last nitty-gritty question and I've lost it. I'll come back to it if I find it. Thank you very much.

H. Henkel     Okay. Hope you're feeling better.

C. Ransom     Thanks.

Coordinator   The next question comes from Gary McManus.

G. McManus    Good morning.

All           Good morning, Gary.

G. McManus    I'm also looking, I've got some questions related to page 23.
                  What's the implied revenue growth in 2001 versus 2000? For Hussman?

D. Devonshire Our forecast for Hussman is in the 6% to 8% range in the first year.

G. McManus    Okay. So that 14.77 is about 7% growth from 2000.

D. Devonshire Close. Yes.

G. McManus    And the same thing, the net income number, what's the implied operating profit growth out of Hussman in 2001, before the savings? Just as you show here, 50 to 91. What would be the operating profit growth in 2001?

H. Henkel     I would tell you that, because I'm having a little tough time counting the profits as I run Brazil where it goes; but we're running about 15%.

G. McManus    Do you expect 15% operating profit growth next year out of Hussman before the cost savings?

H. Henkel     That's correct.

G. McManus Okay. And in the 2000 - you were nice in saying that your assumptions are a little bit above Street consensus for 2000. How would that look in 2001? In other words, at $91 million net income, how does that compare with the

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                  Street consensus for Hussman?

H. Henkel     Well, for 2001, it would be higher because as we indicated, right now the internal estimates at Hussman, of which we've discounted, are higher. But Hussman on a standalone basis would be growing up a higher base, so it would be 15% roughly above what they had built into their estimates.

G. McManus    Okay, the reason - you're saying two thirds of the - I assume the
                  2000 numbers are just the second half, right?

H. Henkel     That's right.

G. McManus    So the $50 million is roughly pro forma $75 million, if you earn two thirds in the second half. So 75 go into 91 is about 22% growth. Is the math roughly correct?

H. Henkel     Yes, but remember, I said we're showing to you pro forma and that's why we talked - that's the increase, some of which is a result of savings that are really going to be gained at ThermoKing that we didn't count on in our own math.

G. McManus    Right. And what's the - the 15% margin goal for Hussman, that's after goodwill amortization, or is that before?

D. Devonshire No, that includes it, at the end of year five.

G. McManus    Okay, and what's the - they're doing somewhere close to 10% now.
                  What is the margin assumption for 2001 out of Hussman?

D. Devonshire One point higher.

G. McManus    One point higher. So you would expect one point per year, roughly?

D. Devonshire That's right. That's why I said about linear all the way through.

G. McManus    Okay, and one last question I have is just, I guess I would like a little bit more color on the synergies with ThermoKing. How much degree of integration between the two companies in terms of, could you intermingle production between the two? Do they - are you going to have similar - the same sales force between the two? I mean, how much autonomy will there be

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                  between the two and how much integration or interrelationship between the two?

H. Henkel     We are at this time envisioning a facility in Brazil that
                  manufactures product for Hussman, will also have a plant within the plant that manufactures requirements for ThermoKing. The same is true in Mexico. We need to put in something for our bus manufacturing side; they can go produce that product. We are not envisioning going beyond that in terms of, quote, combining the organizations. As we go out to Singapore, for instance, it is silly to have two sales offices, real estate-wise. There will be two sales organizations, but they will be cohabitant in one building; so those are the kinds of costs that we're looking at taking out.

G. McManus    Okay, but not - because about 70% is in North America, there's not going to be a lot of overlap or integration between Hussman and ThermoKing; is that correct?

H. Henkel     That is correct.

G. McManus    For manufacturing or sales standpoint?

H. Henkel     There are components that can be manufactured. If you were to go through the Bridgestone facility, which is over 1.6 million square feet, you would find a state-of-the-art powder paint capability. That powder paint capability has capacity. We can put - and the good news is, they are heavily loaded manufacturing-wise in the second half of the year.

              I will point out to you we have a facility up in the Dakotas that is very heavily loaded in the front half of the year, and a powder paint capability with the sheet metal work they do can just as well make components that will eventually show up on a piece of compact equipment, as well as showing up on the other part. So we do see manufacturing synergies that make this very attractive for us.

G. McManus    Okay, great. Congratulations.

All           Thank you.

Coordinator   The next question comes from Tobias Levkovich.

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                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


T. Levkovich  Thanks. I'm going to cheat slightly and ask you a third question, and I'm going to ask that one first because it's an easy one. What's the goodwill?

H. Henkel     Goodwill is roughly $1.4 billion.

T. Levkovich  Amortized over -

H. Henkel     Forty years.

T. Levkovich  Forty years.

H. Henkel     Right.

T. Levkovich  Okay. Now the two real specific questions: One is, and maybe I'm just misunderstanding something. When you show us the chart, and I wish I could now tell you which chart it is in terms of the page number - it would be page 6 showing us the display case market of $14 billion, and the leading player has a 10% share, there's got to be a lot of fragmented competition here.

H. Henkel     Yes, when you - the display case - there are parts, Tobias, that they currently do not participate in. If you look, the display case would include as a for instance where they wind up selling hot pretzels and these other things -

T. Levkovich  Right.

H. Henkel     - do not manufacture. So display cases are also where they wind up making, quote, warm products. They are currently only participating in the cold side of it.

T. Levkovich  Then why would this be in the cold chain, $25 billion cold chain discussion?

H. Henkel     Because it goes into, quote, a supermarket.

T. Levkovich  Okay. All right, so what is the market that they're really participating in? Because the $14 billion is kind of somewhat misleading in that respect.

H. Henkel     Yes, but if you actually put down - if you now knocked it down to where you're talking about the, quote, refrigerated - remember, this is refrigerated display.

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                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
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T. Levkovich  Right.

H. Henkel     If you go back, you do the math thing, in the United States they have roughly 40% - yes, 50% market share. And they wind up doing at this point in time, oh, I could say $700 million. So you're talking about something which is basically a $2 billion type market, is what our estimates are.

T. Levkovich  Okay.

H. Henkel     The biggest opportunity for us continues to be, as we then look at what are the other, quote, non-chilled, heated, or not displayed, whatever.

T. Levkovich  Okay. And maybe then can you define - is there a way to define better what is a cold piece of this $25 billion cold chain is? What you participate with the combination of ThermoKing and Hussman today, and not kind of the heating end?

H. Henkel     I'll tell you, I don't have that piece in front of me, Tobias, but yes, we've broken that part down overall. If my memory serves me right, and it's getting old, is that we're talking about 25% to 30% of that overall number is in the, quote, refrigerated side. Then you've got another piece which is in the, let me call it the normal temperature side; then you've got the heated piece above and beyond that.

T. Levkovich  Okay. Second issue is, on the ROIC target of 15% by third year, given that you're going to be doing a fair amount of acquisition here, I can't believe that you're -

H. Henkel     That was my fifth-year target.

T. Levkovich  I'm sorry?

H. Henkel     It was 15% in the fifth year -

T. Levkovich  In the fifth year, right. And since part of your program for the company, Herb, is to take this company and do more transactions to build it out over the years, are we going to be in position where you're going to constantly be below that 15%, if you're constantly layering in other deals?

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                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
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H. Henkel     Well, I think you'd have to agree that this is probably one of the larger ones I would envision, or at least I can tell you that part. If you go back and you look at the other parts that had to do with the bolt-on acquisitions, those are hitting into the, frankly the 20% ROIC, at 12 to 18 months after we make the acquisition. So I think as you look at the bolt-on's, they will wind up going in excess of 15% very, very early on. A large one like this, obviously with the purchase price involved, it's going to take us the full four to five years to get to that kind of level.

T. Levkovich  Okay, thank you.

H. Henkel     Sure.

Coordinator   The next question comes from Michael Holton of T. Rowe Price.

M. Holton     Good morning. Looking out to 2001, consensus estimates are $4.44.
                  Would you advise analysts and investors just to take the $.15 to $.20 and layer it on top of that type of estimate?

H. Henkel     That's a very good question. I think I'd like to leave that part until we wind up finishing up, because obviously there are all sorts of assumptions in there about the rest of the, quote, portfolio at this point in time, as to whether this is truly all incremental, or we wind up replacing some of it.

M. Holton     Okay, so kind of delay that until the year has played out a little bit further?

H. Henkel     Yes, I think so.

M. Holton     Okay. And the second part, which is part of the generation of savings, can you size the acquisition-related charge you guys should take at that closing for this, and what portion of that might be cash versus non-cash?

D. Devonshire In terms of what we've estimated, the charge will be for the associated manufacturing rationalizations and sizing and so forth, we don't need two public companies kind of thing, is roughly $46 million. So that's the amount of the charge. Now, that cash will go out in 2000 and 2001. And I would say that probably 70/30 in terms of cash versus non-cash.

M. Holton     Okay. Thanks.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


H. Henkel     You're welcome. Before the next question, I'd like to go
                  back on a - Tobias, if I just give you - you had asked a question about - Joe found this sheet for me. I had said there was somewhere around a third that was in the cold side, and our numbers that I'm looking at here show that the total cold, the refrigerated display case market, the serve market in North America overall is about $2 billion, and Europe is also $2 billion; so collectively 4 out of the 14 is the number correct, where I said about a third.

         Next question, please?

Coordinator   The next question comes from Joanna Shatney of Goldman Sachs.

J. Shatney    Good morning.

H. Henkel     Good morning, Joanna.

J. Shatney    Can you talk about the commonality of the technology? Is the compressor that goes into a ThermoKing the same type of compressor that goes into a Hussman product?

H. Henkel     Both are scroll manufactures, manufactured by our friends in St.
                  Louis with the big "E" in the front. Same plant.

J. Shatney    Okay.

H. Henkel     And if you also look at an awful lot of the other coils that are made, they are identical; you don't know whether if you almost look at a lot of the units, I can tell you, if you put tires on one you'd call it ThermoKing; if you took it off, you'd call it Hussman.

J. Shatney    Okay. What type of regulatory approvals do we have to look for before this can close?

H. Henkel     Well, we have - we will be doing the Hart Scott filing. That's because of the size of the transaction.

J. Shatney    But other than that there's nothing, right?

H. Henkel     We also have to do the same in Europe. Because we're both present there as organizations. We don't see that as being -

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                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


J. Shatney    Okay. And the last question, can you talk about what types of pricing you get in both the new equipment, and then also can you talk a little bit more about the service piece, how fast does it grow? Can you increase that as a percent of sales?

H. Henkel     Well, let me see if I can give you some overall answers. So far, on the, quote, profitability, what we've found is that when you look at the whole goods sale and the margins of those, and then you look at the service business thereafter, there really is not that much of a difference between the two. So that's an ongoing.

         And I also will tell you, just to get a feel for it, if you're testing the - this is the first day we're talking about it publicly - but what I know of it so far overall, the market has a cycle of about seven years. So that if you were to look at your typical display case every seven years, it would be replaced in a supermarket. So that gives you seven years of cycle, and then a recycle starting all over again with a total replacement.

J. Shatney    These things come with warranties?

H. Henkel     Yes, the kind of warranties, though, I'd say it's the same kind of thing you would have on your air conditioning unit. I mean, if you were to look at what's going to fail, it would be the mechanical part of, you know, the cold air piece being generated. It's not anything different than what we're experiencing right now when we do ThermoKing. And candidly, the environment of stationary is a heck of a lot less challenging than it is bumping up and down the roads or the highways.

J. Shatney    Okay. Great. Thanks.

H. Henkel     Sure.

Coordinator   The next question comes from Kent Mortenson of Robert Baird.

K. Mortenson  I just have a question about the extent of this strategy going forward and what it could encompass. If we look at where compressors are and we look at the cold chain, are we potentially going into the types of units that would be in a quick-serve restaurant, the types of units that would make ice, as an example? You could literally go into HVAC markets with this strategy.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  How - what are the limits of this strategy, or aren't there any limits at this point?

H. Henkel     We're obviously going to spend the next few months really looking at what we know so far about the synergies available, and then what we're going to see as the next most attractive parts of the cold chain. I would tell you that if I were to prioritize for you where I am today, the priority would be to look at, for instance, our position in Europe is obviously nowhere near as strong as it is in the US, so there's also the geographic element to go after.

                  Both ThermoKing and Hussman are initiating activities and have facilities in China, specifically, and I think now with the kind of critical mass we have there, we probably have more opportunities to pursue it. So my focus right now is not that much new additional hardware as it is frankly geographic penetration and extending the service networks that we have in both stationary and in the transport type.

K. Mortenson  Okay. And what, in terms of management, what's the plan in terms of bringing management along from Hussman?

H. Henkel     I think that the management team in place is something that
                  I think was very professional, and somewhat frustrating to me in some ways; but what they did is all the way through, we did not finish this transaction until last night. And until that point in time both of us were on our respective sides of the table, representing our shareholders. And it really starts next week where we get a chance to meet with all the individual managers who have now had a chance to think about where this goes, and talk to them about where they would like to go going forward. So I do not have any confirmed, one way or the other, for any of the management team that is there.

K. Mortenson  Great. Fair enough. Thank you.

Coordinator   The next question comes from Peter Boysen of Mitchell Hutchins.

P. Boysen     Yes, hi. I'm going to do a little different; go back to slide 23 on your pro forma impact. I'm sorry, chart 25, I think we have. The bolt-on acquisitions. The different things that were going to get you to $4.

H. Henkel     Right.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


P. Boysen     Are there any items that were there which you mentioned on the quarterly conference call that somehow are double-counting here now that you're going to spend a load of cash - which I realize is perhaps incremental - in Hussman?

H. Henkel     No. That's why what you have is one additional - if you look at the chart, it is exactly the same chart you saw in the first quarter. The only thing different is there is a new line called Hussman acquisition; and that has included in it all the incremental financing required to do it from the get-go.

P. Boysen     And so your share buyback will be done by debt or cash, or -
                  that's not a problem with financing, then?

H. Henkel     I'm sorry?

P. Boysen     There's a share buyback; that will continue?

H. Henkel     Yes.

P. Boysen     And why do - just checking - why did you choose 40 years
                  amortization? Aren't a lot of people going to 20 and 30? Sounds like you sort of penciled in accretion because of that.

H. Henkel     We just simply felt that the business is long-lived; the Hussman enterprise is over 100 years old. The combination with ThermoKing, I just feel enhances the life. The estimated useful life is the criterion that one uses when establishing the life of the asset.

P. Boysen     Right. And gross cash proceeds in the two joint ventures will be what, before you have to pay taxes, which may not be for a while?

H. Henkel     Well, the net after-tax proceeds, after paying off the debt that we incurred, once again we set it in the five to $600 million range.

P. Boysen     That's after setting aside cash for tax liabilities, right?

H. Henkel     After tax and after paying off the debt.

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


P. Boysen     What's it before tax but after paying off the special debt?

H. Henkel     I don't recall that off the top of my head, but it's - as we've always said, the real bottom line number is net cash.

P. Boysen     You have use of larger cash for some couple of quarters before that, you have to pay the debt .... Oh, okay.

H. Henkel     Yes; this is after paying off the debt.

P. Boysen     Okay, well, fair enough. Thanks. Sounds like a good approach, and a good set of slides explaining your strategy.

H. Henkel     Thanks, Peter.

Coordinator   The next question comes from Steve Volkmann of Morgan Stanley.

S. Volkmann   Good morning.

All           Good morning.

S. Volkmann   Most of my questions have been answered, but one real quick nit-picking one: When you say return on invested capital of 15%, does that mean I should just take the $1.8 billion and take 15% of that, which is your net income assumption, I guess, in five years?

H. Henkel     Yes.

D. Devonshire Right.

S. Volkmann   Okay, good. And then sort of following up on Joanna a little bit:
                  Can these service infrastructures sort of overlap? I mean, can a ThermoKing guy work on something in a supermarket if he had to, and is there an opportunity to sort of grab a bigger share of the service revenues from both of these businesses?

H. Henkel     The service - as I said, the scroll compressor does not know whether it's got wheels underneath it or not. So the technical capabilities are the same, required to do one service as it does obviously the other. And the truck does stop when they do the service, so it's in a given locale. So we are

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                                                    MAY 12, 2000; 11:00 A.M. EDT
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                  very seriously going to be looking at is there the opportunity to go leverage one service organization to do both applications. S. Volkmann Do you have a sense of sort of how much of what Hussman sells that actually gets to service at some point? And the same question for ThermoKing.

H. Henkel     It is our guess right now that we have less than 15% of the product actually "being worked on by us." The rest goes somewhere else. And we hope if we're able to put the two together, we're able to go after that remaining part that's right now going to someone else's locations.

S. Volkmann   And that's higher margin business?

H. Henkel     Well I'll tell you, what we found so far is that there's a higher margin, especially as it relates to the transport side because of the parts that you replace and how you do that. It does not appear to be the case in the numbers we've seen so far as it relates to the stationary side. I can't tell you why yet and I wonder if you put the two together, with the same overhead costs, can you go and drive both of them to be more profitable. That's the piece that we need to still, frankly, finish up.

Coordinator   The next question comes from Scott Alberi of Eminence Capital.

S. Alberi     I was just curious, with the fact that this was not sort of a shop deal, the low break up fee and sort of the strategic benefits Hussman might provide to other people, are you concerned at all that someone else might step in here?

H. Henkel     Well, it isn't over till it's over. I'm always concerned at someone else, when they see something like this that's now public, will wind up assessing whether or not they would deem it to be more valuable to them. We just have to see what happens over the next couple of weeks.

Coordinator   The next question comes from Michael Weiss of Mentor Partners.

M. Weiss      One thing, is there a financing contingency in this tender offer?

H. Henkel     No.

M. Weiss      I assume due diligence is finished?

H. Henkel     That's correct. We have signed a definitive agreement last night.

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                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


M. Weiss      Have you been talking a long time or is this fairly recent?

H. Henkel     I guess I would say it this way, the conversations with Hussman really started off end of last year when I was looking at how we could potentially, collectively, between ThermoKing and Hussman, approach the e-commerce capability. We saw them as being the stationary side, we had the transport side, and we thought that both of us collectively maybe would do better. And then that evolved as we got to obviously know more and more about the organization, that sometime this spring we then started talking about the eventual outcome being the announcement today.

M. Weiss      I realize you don't compete directly. I assume you don't see any
                  Hart-Scott issues for European?

H. Henkel     I would really be disappointed, and frankly amazed, since we do not participate in the same product whatsoever.

Coordinator   The next question comes from Robert McCarthy of ABN Amro.

D. Streit     It's Dave Streit. Can we just go back for a moment to the return on invested capital calculation? I just want to make sure I'm understanding that. The goal in five years of 15% ROIC on a $1.8 billion or so investment base...

H. Henkel     That investment base over time is amortized down, of course. As you know, the goodwill gets written off over four years. The combination of goodwill and the step up associated with this transaction is roughly $40 million a year. So again, in five years the asset of $1.8 billion will be less than that. Now that will be replaced by annual cap ex, but the other beauty about this business, it's very similar to ThermoKing is that the total annual cap ex to sales is somewhere around 2%. It's not a capital intensive kind of business. And quite frankly, we think there are great opportunities in terms of where they stand relative to capacity so that we can sustain that over time.

         Plus, working capital is another big synergy for us in this transaction as we see it. We operate, of course, at less then 10%, at 9%, where we ended last year. They are at 21% right now. And so in our assumptions we have built some reductions comparable to the ones that we've enjoyed. But roughly one percent a year, we think we could probably do perhaps even better

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  than that.

D. Streit     That helps on the investment side. Taking 15% of some number, probably a little below $1.8 billion gets you a return in five years of call it $250-$275 million. If I look on Hussman's income statement for 1999, the most recent full year they had income of about $60 million and maybe you add back $20-$25 million for interest expense after taxes. So going from somewhere around, call it $80 million to $250-$275, can you just take me through how you get from here to there?

H. Henkel     I think the asset base will probably be lower. What you also have at the end of year three or at the end of the year five you probably have roughly $130-$140 million of synergies. Once again, though, when we talk about the 15% ROIC, we're talking about the combined incremental impact of the corporation. So it's not just Hussman in terms of where the synergies will be realized, because of the common raw materials, the manufacturing rationalization, etc., will occur between ThermoKing and Hussman. So we're looking at the total incremental 15% return on total capital at the end of the fifth year.

D. Streit     So between synergies and just income growth in the core
                  business...

H. Henkel     And a decline in working capital and an amortization of goodwill and the assets that are being stepped up associated with the acquisition of Hussman.

D. Streit     Would you care to take a stab on how much working capital you think you can take out?

H. Henkel     Well, if you look at Hussman's sales, as I said, right now they're running at about 21. What we've computed is roughly one percent a year and that's pretty conservative. So that would take us down to 16% at the end of the year five. But we've been able to do a lot better then that ourselves. So we think that with the technology that we have, in terms of taking our working capital from 23% to 9%, we have a good opportunity of beating that at the end of the fifth year.

Coordinator   The next question is from Oscar Wu of Nomura Securities.

O. Wu         Could you repeat the estimates for Hussman, the ones that you're using as well as their own internals?

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


H. Henkel     For what period of time?

O. Wu         I think it was 2000-2001 that you gave earlier?

H. Henkel     In terms of earnings per share?

O. Wu         Yes.

H. Henkel     For the second half of the year 2000, based on Hussman's estimates of $.98 is $0.04 above the current Street consensus. Our forecast is about $.13 below the Hussman internal management forecast of $1.11.

O. Wu         So they're using $1.11 and you're using $.98?

H. Henkel     Correct.

O. Wu         And the Street is $.94.

H. Henkel     That's right.

O. Wu         Did you also mention a number for 2001?

H. Henkel     No, I did not.

O. Wu         Secondly, I just wanted to understand in terms of the financing that you're putting on, is that all under existing facilities or do you need to go out and secure additional facilities?

H. Henkel     What we're doing, we have roughly $800 million coming off of our
                  CP line. We have a total line of about $2 billion. So we're leaving some cushion in that line and using $800 million off the CP line. And we're issuing extendable commercial notes, which really at the end of the day, including the back up facility that we have for our commercial paper, the rates are not significantly different. So the combination of the two will be less than 7%. It doesn't involve any road show, etc. Extendable commercial notes are much like commercial paper.

O. Wu         And how much additional capacity will you have on your CP
                  facility?

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


H. Henkel     Well, we'll have roughly $400 million, $200-$400 million, but closer to $400 million.

O. Wu         Lastly, can you tell me what are the required regulatory approvals that you need to complete the transaction?

H. Henkel     As we said, we filed our Hart-Scott here in the US and we filed a comparable in Europe. But since we're not really in this business, per se, of stationary refrigeration, we don't expect to have any problems getting clearance.

J. Fimbianti  We have time for two more questions.

Coordinator   The next question is from Thomas VanBuskirk of Silverado Capital.

T. VanBuskirk One more quick question on the regulatory approvals. Particularly in Europe, when do you anticipate making the filings? Are you confident that you can get through the EU process and be able to close the tender offer without having to extend and be able to get this thing wrapped up sometime in late June?

H. Henkel     The filing is imminent and a 30-day horizon seems to be
                  conservative and realistic at this time, so that would coincide with what we would have on the offer.

T. VanBuskirk And your Hart-Scott filing is imminent as well?

H. Henkel     Sooner than that.

Coordinator   The last question is from Cliff Ransom.

C. Ransom     Page 16, sales by product in 1999, that's just Hussman, right?

H. Henkel     Right.

C. Ransom     Can you drill down a little bit in this? What's the difference between service and distributor? And can you talk about how much of that is installation versus after market service and if there's a material difference in the two lines?

H. Henkel     What you have is the phenomena of when someone orders a unit, that's whether they ordered it installed or whether it's going to be third party installed or

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  they're going to do it themselves, so that's when you start looking at this service/distributor type. And the difference really between the two is whether you contract it out or you do it yourself. And they really do both of those. I do not have a breakdown to tell you how much is "third party" versus how much is their own organization that does that kind of work. I'm sorry, I don't have that kind of detail yet.

C. Ransom     I'm trying to figure out how much of it is installation of that
                  24% and how much of it is after market work?

H. Henkel     I'm sorry, I misunderstood the part. I do not know at this time.
                  That to me is just one category. I can give you what the operating lines are today, but I cannot tell you how much of it is third party versus how much was initial installation versus how much is a residual repair work.

C. Ransom     The last question is, you said the margins are very similar between whole goods and services.

H. Henkel     And installation. See, that's the thing, that's all lumped together. That's why.

C. Ransom     But, there ought to be very significant differences in asset allocations on those and, therefore, the returns on capital would be very different between manufacturing and service. Right?

H. Henkel     Totally agree. The ROIC on that service work is very, very high.
                  Totally right. But what I'm saying, if you look through it, what we need to pull out, yet we just haven't had access to it yet, is how much is installation driven versus how much is service driven. But you're right, the ROIC obviously on this one is very high.

C. Ransom     When you can give us that number, it's important because that represents obviously an annuity stream and that has a higher PE valuation then installation. So I'd love to see that number when you get it.

H. Henkel     I have it on my to-do list. Thank you.

J. Fimbianti  Okay, everyone, thank you very much for joining us. There will be an Instant Replay available probably about 2:00 this afternoon. It will be available until May 19th at 5:00 p.m. The call in number for that is 402-998-0748. Those of you who have First Call, you'll also find it on the bottom of the

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                                                                  INGERSOLL RAND
                                                    MODERATOR:  JOSEPH FIMBIANTI
                                                    MAY 12, 2000; 11:00 A.M. EDT
                                                                            PAGE


                  First Call note.

         The Web audio replay and the written transcript of the conference call will be available on the Ingersoll-Rand Web site early next week. Please call me if you have any additional questions. I'm at 201-573-3113. So thank you very much and we're signing off.